October 15, 2007

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File no. 1-09853

Dear Ms. Collins:

In connection with your letter dated September 28, 2007 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Please note that the Company is providing this revised response letter in order to correct a typographical error made in our response letter dated October 12, 2007.

Form 10-K for the fiscal year ended December 31, 2006

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

1.	We note your response to our prior comment 4 and your discussions of the methodologies used to establish VSOE for PCS in your Information Storage segment. With regards to such information, please explain further the following:

•

You indicate that for the back-up software, greater than 80% of the renewals fall within a range of plus or minus 20% of your VSOE rate. In your response letter dated June 7, 2007, the Company indicated that you calculate VSOE on the sale of standalone maintenance contracts based on the “average rate of maintenance as a percentage of the price of the software license” within your population of standalone contracts. You also indicated that you used this method for both back-up software contracts and storage-related software not sold to a specific channel partner. Based on your current response, it appears that you use different methods to establish VSOE for each of these contract types. Please confirm. If our assumptions are incorrect, then please explain in further detail how you establish the “VSOE rate” for your back-up software contracts.

Response:

Your understanding of our methodologies is correct. We calculate VSOE for back-up maintenance based on the average rate of maintenance as a percentage of the price of the software license and we calculate VSOE for storage-related software not sold to a specific channel partner based on the average discount from our PCS price list. This methodology is enumerated in greater detail below.

•

We note that for the storage-related contracts not sold through the direct channel, you establish VSOE using the average “discount” from your PCS price list for all renewals across all customers. You further state that while you experienced a “greater range of rates within the renewal population,” the average rate of discount of the price charged for PCS has only ranged between 28% and 34% off list price on a quarterly basis over the last three years. Please explain (and quantify) what you mean by “greater range of rates.” Is the Company able to reasonably establish VSOE based on the renewal rates? If so, tell us how your method complies with paragraph 10 of SOP 97-2. Also, please explain further your reference to the average discount rate of the price charged for PCS. Why is this discount rate relative in your VSOE analysis?

Response:

For all of our storage-related software products, we have established list prices for our software maintenance versus quoting rates as a percentage of the net software license. To determine our VSOE rate for the maintenance, we correlate the actual discounted amount charged to the customer for maintenance as a percentage of the maintenance list price as opposed to correlating the amount charged to the customer for maintenance as a percentage of the net software license price. We refer to the difference between the amounts actually charged for maintenance compared to the list price of maintenance as the “discount rate of the price charged for PCS”. We then compute the average of all the discounts across the population. The average discount rate is applied to the list price of the maintenance to determine our VSOE rate. Mathematically, we calculate VSOE of fair value of PCS as a percentage of the software maintenance list price as opposed to calculating the VSOE of PCS as a percentage of the software license list price. We utilize this approach as this is consistent with our pricing strategy where we quote maintenance as a discount off of the list price of maintenance rather the price of the original software license price. The list price of our maintenance is 15% to 18% of our software license list price.

With respect to the statement regarding the “greater range of rates”, this refers to the variability we have experienced in the “discount rate of the price charged for PCS”. The vast majority of our discounts (approximately 80%) for 2006 fall within the 0% to 44% range. The data shows that we tend to experience a higher rate of discounts with enterprise customers (i.e. global customers) than we do with commercial and small to medium sized accounts. This contrasts to the tighter bands of renewal rates we have experienced within our other segments:

•	Content Management and Archiving segment – Approximately 80% of the contracts fall within a range of plus or minus 15% of our VSOE rate.

•	Security segment – Approximately 89% of the contracts were at the same rate or within a 5% variance.

•	VMware segment - Depending upon the type of maintenance contract renewed, either 80% or 90% of the contracts fall within a range of plus or minus 15% of our VSOE rate.

As we mentioned in our letter dated August 16, 2007, while we do experience a greater range of rates within the renewal population for our Storage segment, the average rate of discount of the price charged for PCS has been tightly clustered, ranging only between 28% and 34% off list price as measured on a quarterly basis for the last 3 years. As defined in paragraph 10, of SOP 97-2, vendor specific evidence of fair value includes the price charged when the same element is sold separately. As we are averaging the price charged when the same element is sold separately, we believe that we have met the definition of how VSOE should be established pursuant to paragraph 10 of SOP 97-2. Further, as a result of your inquiry, we have calculated the amount charged to the customer for maintenance as a percentage of the original software license price. For 2006, this rate has averaged 21%. This rate is consistent with the VSOE percentage we have calculated for our back-up software maintenance contracts which is 23%. As we indicated in our August response, 80% of the renewals for our back-up maintenance software fall within a range of plus or minus 20% of our VSOE rate. The PCS offered within our storage maintenance contracts is consistent with that offered within our back-up maintenance contracts, consisting of support and unspecified updates on a when and if available basis. Given that the type of PCS is comparable and our storage offerings are made to the same customer base as our back-up software, we believe this corroborates our conclusion that the value used is VSOE of fair value for maintenance.

•	Tell us the amount of revenues recognized for each period presented for back-up software contracts and storage-related contracts not sold through the direct channel.

Response:

Revenues recognized for 2006, 2005 and 2004 for back-up software contracts were $390 million, $358 million, and $303 million, respectively. Revenues recognized for 2006, 2005 and 2004 for storage-related contracts not sold to a specific channel partner were $2.4 billion, $2.4 billion, and $2.1 billion, respectively.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link Mark A. Link
Senior Vice President and Chief Accounting Officer